

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2022

Choon Pin Yeo
Chief Executive Officer
catTHIS Holdings Corp.
A-9-3, Northpoint Office, Mid Valley City, Lingkaran Syed Putra,
59200 Kuala Lumpur, Malaysia

> **Re: catTHIS Holdings Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 14, 2022**
> **File No. 333-264963**

Dear Choon Pin Yeo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 26, 2022 letter.

Form S-1 filed November 14, 2022

Risk Factors
Malaysia is experiencing substantial inflationary pressures..., page 3

1. We note your risk factor indicating that inflation could affect your business, financial condition, and results of operations. Please disclose whether inflationary pressures have materially impacted you, and, if so, describe how your business has been affected.

Management's Discussion and Analysis, page 9

2. We note your response to our prior comment 1. However, your disclosure still lacks detail about how your operations generate, or will generate, revenue. Please describe how clients pay for your catalogue management services; for example, disclose whether they pay a

monthly subscription for access to your app or whether they pay a flat fee. Describe how you intend to monetize your app users' data; for example, disclose whether you intend to sell the data to third-party data brokers or whether you intend to sell targeted ads on your app.

3. You disclose that part of your revenue from inception to December 31, 2021 was derived from your "studio production services". Please describe what these services entail and ensure that responsive disclosure appears where appropriate throughout your filing.

General

4. Please update your disclosure where needed. For example, on pages ii and 8, you identify exhibitions "coming up" and "in the near future" that you will be attending. These statements should be updated given that the dates of these exhibitions have passed.

    You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jackson Morris